1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: May 28, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

Adjustment to Cash Dividend Per Share

TSMC Board of Directors on February 12, 2025 approved to distribute NT$116,697,299,589 as cash dividend (NT$4.50 per common share) for the fourth quarter of 2024, and the dividend will be paid on July 10, 2025. As a result of the reclamation of shares following the vesting of 2021, 2022 and 2023 restricted stock awards during the period between the day the Company's board approved said dividend distribution, and the record date of the distribution, the number of common shares outstanding has changed slightly, resulting in a miniscule difference in the per-share dividends from the per-share amount approved by the Company's board. The cash dividend for the fourth quarter of 2024 is hereby adjusted to NT$4.50002042 per common share.